Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd. P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Québec J0A 1B0
Canada
www.cascades.com

Cascades Announces Cash Tender Offer for Any and All

of its 7⅞% Senior Notes due 2020

KINGSEY FALLS, QUEBEC, CANADA, May 11, 2015—Cascades Inc. (CAS on the Toronto Stock Exchange), a leader in recovery and the manufacturing of green packaging and tissue paper products, announced today the commencement of a cash tender offer (the “Tender Offer”) to purchase any and all of its outstanding US$250 million aggregate principal amount of 7⅞% Senior Notes due 2020 (CUSIP No. 146900AL9 / ISIN US146900AL98) (the “2020 Notes”). The Tender Offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase dated May 11, 2015 (the “Offer to Purchase”) and the related Letter of Transmittal and Notice of Guaranteed Delivery.

The Tender Offer will expire at 5:00 p.m., New York City time, on May 18, 2015, unless extended or earlier terminated with respect to the 2020 Notes (the “Expiration Time”). Tenders of the 2020 Notes may be withdrawn at any time prior to the Expiration Time, unless extended, but may not be withdrawn thereafter, unless Cascades is required by applicable law to permit the withdrawal.

The consideration for each US$1,000 principal amount of 2020 Notes validly tendered at or prior to the Expiration Time and accepted for purchase pursuant to the Tender Offer will be the consideration set forth in the table below under “Purchase Price.”

	CUSIP	Principal Amount
Title of Security	Number/ISIN	Outstanding	Purchase Price(1)
7⅞% Senior Notes due 2020	146900AL9/ US146900AL98	US$250,000,000	US$1,044.02

(1)	Per US$1,000 principal amount of 2020 Notes and excluding accrued but unpaid interest thereon from the most recent interest payment date for the 2020 Notes to, but not including, the Payment Date (as defined below). Holders will receive in cash an amount equal to accrued interest in addition to the Purchase Price.

The Offer to Purchase is subject to the satisfaction or waiver of a number of conditions, including Cascades’ completion of one or more financing transactions involving Cascades’ receipt of not less than US$250 million in aggregate gross proceeds (exclusive of fees, expenses and discounts).

Cascades anticipates that it will accept for purchase and pay for 2020 Notes of Holders who validly tender and do not validly withdraw such 2020 Notes, or who deliver to the tender agent a properly completed and duly executed Notice of Guaranteed Delivery in accordance with the instructions described in the Offer to Purchase, at or prior to the Expiration Time. The payment date for 2020 Notes tendered at or prior to the Expiration Time is expected to be May 19, 2015 (the “Payment Date”). The payment date for 2020 Notes tendered pursuant to the guaranteed delivery procedures is expected to be May 21, 2015 (the “Guaranteed Delivery Payment Date”). In addition to the Purchase Price, all holders of 2020 Notes accepted for purchase will also receive accrued interest from the most recent interest payment date for the 2020 Notes to, but not including, the Payment Date (regardless of whether payment is made on the Payment Date or the Guaranteed Delivery Payment Date).

Cascades has retained Wells Fargo Securities, LLC to serve as the Dealer Manager for the Tender Offer. Cascades has retained D.F. King & Co., Inc. to serve as the information agent and tender agent for the Tender Offer.

None of Cascades or its board of directors, the Dealer Manager or the tender agent and the information agent makes any recommendation in connection with the Tender Offer. Holders must make their own decisions as to whether to tender their 2020 Notes, and, if so, the principal amount of 2020 Notes to tender.

For additional information regarding the terms of the Tender Offer, please contact Wells Fargo Securities, LLC at (866) 309-6316 (toll free) or (704) 410-4760 (collect). Requests for documents and questions regarding the tender of the 2020 Notes may be directed to D.F. King & Co., Inc. at (800) 820-2412 (toll free) or (212) 269-5550 (banks and brokers).

Copies of the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery are also available at the following web address: http://www.dfking.com/cascades.

This announcement does not constitute an offer to buy or the solicitation of an offer to sell any 2020 Notes in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission and Canadian Securities Commissions filings.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. Cascades employs approximately 10,700 men and women, who work in more than 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades' shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media:

Hugo D’Amours

Vice-President, Communications and Public Affairs

Cascades Inc.

819 363-5164

hugo_damours@cascades.com

Source:

Allan Hogg

Vice-President and Chief Financial Officer

Cascades Inc.

819 363-5100

Website: www.cascades.com

Green by Nature Blog: http://blog.cascades.com

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